Exhibit (a)(8)

Contact
Investors: Jenny Lie, Deutsche Bank Securities, Inc.; Tel: 212-250-7445
Media: Kim Levy or Jim Barron, Citigate Sard Verbinnen; Tel: 212-687-8080

           Airborne Extends the Expiration Date for the Tender Offer for all of its $150 Million 5.75% Convertible Senior Notes due 2007


Seattle, Washington, November 19, 2003 - Airborne, Inc. ("Airborne"), an indirect wholly owned subsidiary of DHL Worldwide Express B. V. ("DHL"), today announced that it has extended the expiration date for both its offer to purchase (the "Tender Offer") all of its $150 million 5.75% Convertible Senior Notes due 2007 (the "Notes") and the unrelated change in control offer (the "Change in Control Offer") for the Notes. Both the Tender Offer and the Change in Control Offer will now expire at 5:00 p.m., New York City time, on Thursday, November 20, 2003. Each of the offers was previously scheduled to expire at 11:59 p.m., New York City time, on Wednesday, November 19, 2003. As of 5:00 p.m. on Wednesday, November 19, 2003, approximately $32,852,000 in aggregate principal amount of Notes, or approximately 21.90% of all outstanding Notes, had been tendered into the Tender Offer. No Notes have been tendered into the Change in Control Offer.

                                   * * * * *

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers relating to the Notes are made only in the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice, dated October 15, 2003, as amended November 5, 2003.

Deutsche Bank Securities Inc. is acting as dealer manager and solicitation agent for the Tender Offer. D.F. King & Co., Inc. is the information agent for the Tender Offer and Deutsche Bank Trust Company Americas is the depositary in connection with all of the offers. Questions concerning the terms of the offers may be directed to Deutsche Bank Securities, attention: Jenny Lie, toll free at (866) 627-0391 or (212) 250-7445. Documents may be obtained by contacting the information agent, at (888) 887-0082 - bankers and brokers call collect (212) 269-5550.

About Airborne. Effective August 15, 2003, Airborne became an indirect wholly owned subsidiary of DHL and is no longer a publicly traded company. For more than 50 years, Airborne operated through its company Airborne Express, Inc. serving the shipping needs of business customers around the world.

About DHL. DHL is the world's leading express and logistics company offering customers innovative and customized solutions from a single source. With global expertise in solutions, express, air and ocean freight and overland transport, DHL combines worldwide coverage with an in-depth understanding of local markets. DHL's harmonized international network links more than 220 countries and territories worldwide. DHL continues to be at the forefront of technology and, with over 170,000 dedicated employees, guarantees fast and reliable services aimed at exceeding customers' expectations. Based in Brussels, Belgium, DHL is 100% owned by Deutsche Post World Net.